Exhibit 99.1

Ninetowns Launches iQS

BEIJING, June 27 /Xinhua-PRNewswire/ -- Ninetowns Digital World Trade Holdings Limited (Nasdaq: NINE - News), a PRC software company that enables enterprises and trade-related PRC government agencies to streamline the import/export process in China, announced today that it launched iQS, a standardized software component of iProcess, the Company’s important new software series. iQS is now available in certain major cities in the PRC, including Ningbo, Qingdao, Dalian, Hangzhou, Jinan, Tianjin and Shanghai. The price of iQS is approximately US$100 to US$800 per license, with a maintenance renewal fee payable after the first year of the license.

Mr. Shuang Wang, Chief Executive Officer of Ninetowns Digital World Trade Holdings Limited, said, “This is an important product for us, which we believe will help drive our continued market leadership and success. We believe the combination of our established iProcess and iDeclare series products gives companies a robust and total solution. Customers can now benefit from increased processing efficiencies and accuracy for both the international trade enterprises and the PRC Inspections Administration. More importantly, our integrated solution can further reduce the time and cost associated with the declaration process.”

“In the longer term, since iProcess applies to the entire supply chain, we believe the addressable market is potentially larger than the one for iDeclare alone,” continued Mr. Wang. “We believe iProcess will become an important business for us because it is applicable to not only import/export companies, but also each of the other companies in the entire manufacturing process. We expect sales will ramp up throughout the year. More importantly, we expect the introduction of iProcess will increase user stickiness by providing companies a robust and total solution.”

About iProcess

iProcess is a new software product that enables international trade enterprises and their suppliers to submit product quality-related data over the Internet to the State Administration for Quality Supervision and Inspection and Quarantine of the PRC (the “PRC Inspections Administration”) throughout the production process. Such information can be submitted in advance, prior to importing/exporting the final products, resulting in a potentially faster declaration process.

About iQS

iQS is a standardized software component of Ninetowns’ new software product series called iProcess. It can be installed onto the client’s system in less than one day. Previously, the PRC Inspections Administration had to physically sample and inspect almost every batch of import/export goods in connection with its decision making process. Now, enterprises can use iQS to download the relevant quality-related and industry-specific specifications from the PRC Inspections Administration. These specifications can be automatically generated into parameters for data collection during the manufacturing process. Once the required data is collected, the enterprises can again use iQS to submit the data over the Internet to the PRC Inspections Administration. In addition, the iQS contains an XML-based interface that can be connected with the enterprises’ various internal ERP systems if desired.

About the PRC Inspections Administration Import/Export Clearance Process

The PRC Inspections Administration import/export goods clearance processing typically consists of two stages: application filing and decision-making. Application filing can currently be conducted electronically through Ninetowns’ software product called iDeclare. However, once the applications are received by the PRC Inspections Administration, the agency must make various decisions regarding the application, such as whether to sample and to physically inspect the goods. Such decision-making process can be relatively complex and require a relatively long time to complete. In order to expedite the decision-making process while maintaining decision accuracy, Ninetowns developed the iProcess series software to be installed at the international trade enterprise-end. iProcess is designed to allow these enterprises to collect the relevant product quality data such as the component and the material used during the manufacturing process, then submit these data over the Internet to the PRC Inspections Administration in advance for analysis and tracking. Once the enterprises complete the manufacturing of their products and file the iDeclare electronic application requesting import/export clearance, the PRC Inspections Administration can potentially expedite its decision-making regarding these products by examining the manufacturing data previously filed through iProcess.

About Ninetowns Digital World Trade Holdings Limited

Ninetowns is a PRC software company that enables enterprises and trade-related PRC government agencies to streamline the import/export process in China. Through its scalable enterprise software products, Ninetowns’ clients have the ability to automate import/export processing over the Internet, which is a more cost-effective and efficient alternative to the traditional paper-based method.

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

For more information, please contact:

Lisa Zheng, Investor Relations,
Ninetowns Digital World Trade Holdings Limited
Tel:	+86-10-6588-2276
Email: ir@ninetowns.com

David Pasquale, EVP,
The Ruth Group
Tel:	+1-646-536-7006
Email: dpasquale@theruthgroup.com